                                 SCHEDULE 13G
                                (RULE 13d-102)

Information to be included in Statements Filed Pursuant to Rules 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.


                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO.      )/1/
                                         -----


                                XOOM.com, Inc.
        -------------------------------------------------------------
                              (Name of Issuer)

                                 Common Stock
             ---------------------------------------------------
                       (Title of Class of Securities)

                                  98413F-10-1
                  -----------------------------------------
                               (CUSIP Number)


                               December 9, 1998
            (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]  Rule 13d-1(b)
     [ ]  Rule 13d-1(c)
     [x]  Rule 13d-1(d)


--------------
/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

-----------------------                                  ---------------------
  CUSIP NO. 98413F-10-1                 13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1
      Christopher A. Kitze and Christina M. Kitze, as individuals and as general partners of Flying Disc Investments Limited Partnership, a Nevada limited partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [x]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          4,188,350*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          4,188,350*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      Christopher A. Kitze: 4,188,350 shares of Common Stock.
      Christina M. Kitze: 4,188,350 shares of Common Stock.
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    [ ] (SEE INSTRUCTIONS)


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      32%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
12
      Christopher A. Kitze--IN, Christina M. Kitze--IN

------------------------------------------------------------------------------

/*/ All shares are held by Flying Disc Investments Limited Partnership, a Nevada limited partnership, of which Mr. and Mrs. Kitze are the general partners. Mr. and Mrs. Kitze share voting and dispositive power over these shares.

                               Page 2 of 5 Pages

                                 SCHEDULE 13G


Item 1(a) Name of Issuer:
                XOOM.com, Inc.

Item 1(b) Address of Issuer's Principal Executive Offices:
                300 Montgomery Street, Suite 300
                San Francisco, CA 94104

Item 2(a) Name of Persons Filing:
                Christopher A. Kitze and Christina M. Kitze, as individuals and as general partners of Flying Disc Investments Limited Partnership, a Nevada limited partnership

Item 2(b) Address of Principal Business Office or, if none, Residence:
                c/o XOOM.com, Inc.
                300 Montgomery Street, Suite 300
                San Francisco, CA 94104

Item 2(c) Citizenship:
                United States of America

Item 2(d) Title of Class of Securities:
                Common Stock

Item 2(e) CUSIP Number:
                98413F-10-1

Item 3    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13-2(b) or
          (c), Check Whether the Person Filing is a:
                Not applicable

          If this Statement is filed pursuant to Rule 13d-1(c), check this box. [ ]
                Not applicable

Item 4    Ownership:

          (a) Amount Beneficially Owned:
                Christopher A. Kitze: 4,188,350 shares
                Christina M. Kitze: 4,188,350 shares

          (b) Percent of Class:
                32%



                                  Page 3 of 5 Pages

          (c) Number of shares as to which such person has:

              i)   sole power to vote or to direct the vote:
                        0

              ii)  shared power to vote or to direct the vote:
                        4,188,350*

              iii) sole power to dispose or to direct the disposition of:
                        0

              iv)  shared power to dispose or to direct the disposition of:
                        4,188,350*

Item 5    Ownership of Five Percent or Less of a Class:
                Not applicable

Item 6    Ownership of More than Five Percent on Behalf of Another Person:
                Not applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                Not applicable

Item 8    Identification and Classification of Members of the Group:
                Christopher A. Kitze and Christina M. Kitze are individuals and are the general partners of Flying Disc Investments Limited Partnership, a Nevada limited partnership

Item 9    Notice of Dissolution of the Group:
                Not applicable

Item 10   Certification
                Not applicable


/*/ All shares are held by Flying Disc Investments Limited Partnership, a
    Nevada limited partnership, of which Mr. and Mrs. Kitze are the general partners. Mr. and Mrs. Kitze share voting and dispositive power over these shares.

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 16, 1999
                                        --------------------------------------


                                        /s/ Christopher A. Kitze
                                        --------------------------------------
                                            Christopher A. Kitze

                                            As an Individual and as General
                                          Partner of Flying Disc Investments
                                                   Limited Partnership

                                        /s/ Christina M. Kitze
                                        --------------------------------------
                                            Christina A. Kitze

                                            As an Individual and as General
                                          Partner of Flying Disc Investments
                                                   Limited Partnership


                                  Page 5 of 5